Exhibit 12.1

MACK-CALI REALTY CORPORATION
 CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty Corporation's ratios of earnings to fixed charges for each of the five years ended December 31, 2010 were as follows:

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
EARNINGS:
ADD:
Income from continuing operations before minority interest
and equity in earnings from unconsolidated joint ventures	$ 56,474	$ 85,868	$ 105,142	$ 94,708	$ 110,928
Fixed charges (see calculation below)	151,404	141,714	132,970	130,789	140,488
Amortization of capitalized interest	2,070	2,028	1,950	1,849	1,750
Distributed income of unconsolidated joint ventures	2,311	2,637	5,784	1,875	2,302
SUBTRACT:
Capitalization interest	(1,912)	(1,401)	(5,799)	(5,101)	(6,058)
TOTAL EARNINGS:	$ 210,347	$ 230,846	$ 240,047	$ 224,120	$ 249,410
FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$ 149,329	$ 140,068	$ 126,937	$ 125,467	$ 134,197
Capitalized interest	1,912	1,401	5,799	5,101	6,058
Interest portion (33 percent) of ground rents on land leases	163	245	234	221	233
TOTAL FIXED CHARGES:	$ 151,404	$ 141,714	$ 132,970	$ 130,789	$ 140,488
RATIO OF EARNINGS TO FIXED CHARGES:	1.4	1.6	1.8	1.7	1.8